Securities and Exchange Commission – Page 1
May 27, 2009
DIANE D. DALMY
ATTORNEY AT LAW
8965 W. CORNELL PLACE
LAKEWOOD, COLORADO 80227
303.985.9324 (telephone)
303.988.6954 (facsimile)
email: ddalmy@earthlink.net

May 27, 2009

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Julie F. Bell, Attorney Adviser
          Effie Simpson, Staff Attorney
          Jean Yu, Staff Attorney
          Chanda DeLong, Staff Attorney

Re:  Kinder Travel Inc.
        Form 10-K for Fiscal Year Ended December 31, 2008
        Filed April 13, 2009
        Preliminary Information Statement on Schedule 14C
        Filed April 22, 2009
        File No. 000-52703

To Whom It May Concern:

On behalf of Kinder Travel Inc., a Nevada corporation (the “Company”), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated May 19, 2009 (the “SEC Letter”) regarding the Form 10-K for fiscal year ended December 31, 2008 (the “Annual Report”) and the Preliminary Information Statement on Schedule 14C (the “Information Statement”).   We have enclosed a marked-up copy of the PRE 14C to assist with your review.

Form 10-K

Cover Page

1. In accordance with the staff’s comments, we have revised the cover page to mark the box indicating that there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K. Please also be advised that the Global Developments Inc. has filed its Schedule 13D reflecting ownership of equity securities of the Company.

Forward-Looking Statements, page 4

2.           In accordance with the staff’s comments, we have deleted the forward looking statement.

Securities and Exchange Commission – Page 2
May 27, 2009
Signatures

3.           In accordance with the staff’s comments, we have reviewed the signature page to include the signatures of the chief financial officer and at least a majority of the board of directors.

Information Statement on Form PRE 14C

General

4.           In accordance with the staff’s comments, we have revised the Information Statement to include incorporation by reference to the Annual Report on Form 10-K of the Company’s audited financial statements for fiscal years ended December 31, 2008 and 2007.

5. In accordance with the staff’s comments, we have revised the Information Statement to include pro forma financial information giving effect to the disposal of the travel related assets, including disclosure regarding adjustments for assets and liabilities that are not part of the disposal for fiscal year ended December 31, 2008 and the subsequent three-month period ended March 31, 2009.

6. In accordance with the staff’s comments, Global Developments Inc. (“GDI”) has filed a Schedule 13D reflecting ownership of equity securities of the Company held of record. Please be advised that in accordance with the terms and provisions of that certain asset purchase agreement dated April 15, 2009 (the “Agreement”) between the Company and Phoinos Oxford Lifesciences Limited (“Phoinos Oxford”), GDI acquired the 250,000 shares of the Company’s common stock. Phoinos Oxford agreed to assign the voting rights of the 250,000 shares of common stock to GDI and GDI agreed to hold such shares in escrow pursuant to which the shares will be subsequently transferred to Phoinos Oxford in ten quarterly installments. The shares were issued in the record name of GDI, but are being held by the escrow agent. A Schedule 13D is not required for Phoinos but one has been filed for GDI. We have also filed amendments to the Current Reports on Form, 8-K filed on April 17, 2009 and April 24, 2009 to more fully describe this transaction and issuance of shares.

7.           In accordance with the staff’s comments, we have disclosed that under Nevada statutory law, there are no shareholder appraisal rights.

Directors, Executive Officers, Promoters and Control Persons, page 3

8.           In accordance with the staff’s comments, the respective biographies of Hyunho Jin and Dirk Holzhauer have been revised to include the prior five years of experience.

Security Ownership of Certain Beneficial Owners, page 4

9.           In accordance with the staff’s comments, the beneficial ownership table has been revised to reflect GDI as shareholder of record with an explanatory note regarding the escrow arrangements.

10.           In accordance with the staff’s comments, the beneficial ownership table has been revised to disclose those individual who have the voting and dispositive power of the shares held by corporate entities.

Securities and Exchange Commission – Page 3
May 27, 2009
Approval of Asset Purchase Agreement, page 7

We have reformatted this section of the Information Statement to separate the transaction related to the acquisition of the medical patents from the transaction related to the sale of the travel business. This is to ensure that there is no confusion by the shareholders concerning which disclosures apply to each of the transactions, and which transaction requires shareholder approval.

11.  In accordance with the staff’s comments, we have provided additional disclosure as required by Item 14(b) of Schedule 14A regarding the change in business operations or advised where it is not necessary as indicated in the following table:

Paragraphs from Item 14(b) of Schedule 14A	Medical Patent	Travel Business
1. Summary Term Sheet as required by Item 1001 of Regulation M-A	Added to the Medical Patent section	Added to the Travel Asset section
2. Contact Information	Seller information Included in Term Sheet	Buyer information included in Term Sheet
3. Description of Business Conducted	Patent descriptions included in Term Sheet	Description of assets and liabilities included in Term Sheet
4. Terms of the transaction as required by Item 1004(a)(2) of Regulation M-A:
Brief description of the transaction	See Term Sheet	See Term Sheet
Consideration Offered	See Term Sheet	See Term Sheet
Reasons for engaging in the transaction	Added to the Medical Patent section	Added to the Travel Business section
Vote required for approval of the transaction	Added to the Medical Patent section	Added to the Travel Business section
Material differences to security holder rights, if applicable	Not applicable	Not applicable
Statement regarding accounting treatment	Added to the Medical Patent section	See Proforma Information provided in Travel Business section
Federal income tax consequences of the transaction, if material	Not material	Added to the Travel Business section
5. A statement regarding regulatory approvals	Added to the Medical Patent section	Added to the Travel Business section
6. A statement regarding 3rd party reports, opinions, and appraisals	Added to the Medical Patent section	Added to the Travel Business section
7. A statement regarding past contact, transactions, or negotiations	Added to the Medical Patent section	Added to the Travel Business section
8. Selected financial data required by Item 301 of Regulation S-K	Item 301 is not applicable to smaller reporting company	Item 301 is not applicable to smaller reporting company
9. Proforma selected financial data required by Item 301 of Regulation S-K	Item 301 is not applicable to smaller reporting company	Item 301 is not applicable to smaller reporting company
10. Proforma information required by Item 301 of Regulation S-K	Item 301 is not applicable to smaller reporting company	Item 301 is not applicable to smaller reporting company
11. Financial information required by Article 11 of Regulation S-X	Narrative description of the effects as permitted under Rule 11-02(b)(1) added to the Medical Patent section	See Proforma Information provided in Travel Business section

Securities and Exchange Commission – Page 4
May 27, 2009

12.           In accordance with the staff’s comments, additional disclosure has been provided as required by Item 15 of Schedule 14A as to the factors considered in determining the fairness of the consideration for the sale of the travel assets and the patents. Furthermore, we have disclosed all material features of the travel assets sale and patent purchase transactions and summarized the material portions of each respective agreement.  Please refer to the following table:

Paragraphs from Item 15 of Schedule 14A	Medical Patent	Travel Assets
a. Describe character and location of the property	Patent descriptions included in Term Sheet	Description of assets and liabilities included in Term Sheet
b. State the nature and amount of consideration and outline the fact bearing upon fairness of the consideration	1. See Term Sheet. 2. Discussion regarding fairness of consideration added to Medical Patent section	1. See Term Sheet. 2. Discussion regarding fairness of consideration added to Travel Asset section
c. Name and address of transferer and transferee and the nature of any material relationship	1. Contact information of Seller included in Term Sheet. 2. Disclosure regarding relationships added to Medical Patent section.	1. Contact information of Seller included in Term Sheet. 2. Disclosure regarding relationships added to Travel Asset section.
d. Other material features of the transaction	See Term Sheet	See Term Sheet

13.           In accordance with the staff’s comments, additional disclosure has been provided regarding the closing of the transaction for the acquisition of the medical patents.

Approval of an Amendment to the Articles of Incorporation, page 9

14.           In accordance with the staff’s comments, additional disclosure has been provided to specifically explain the reason behind the Board of Directors approval to increase the authorized capital stock and that the Corporation does not have any current plans to issue additional shares of common stock.

15.           In accordance with the staff’s comments, the Information Statement has been revised to include disclosure that the Board of Directors will have the authority without further shareholder approval to issue such shares.

16.           In accordance with the staff’s comments, the Information Statement has been revised to inform the shareholders of the potential dilutive effect of any future issuances of common stock.

17.           In accordance with the staff’s comments, the Information Statement has been revised to discuss the potential anti-takeover effects due to an increase in the number of authorized common shares.

Finally, we have enclosed the requested acknowledgement letter from the President of the Company.

Thank you for your attention in this matter.

Sincerely,

Diane D. Dalmy

GENOVA
BIOTHERAPEUTICS, INC

May 26, 2009

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Attn: Ms. Chandra DeLong, Staff Attorney

Dear Ms. DeLong:

Re: File No. 000-52703, Kinder Travel, Inc. (the "Company")

This letter has been written in response to a comment letter from the Securities and Exchange Commission (the "Commission" or "staff") dated May 19, 2009 related to the Company's Form 10-K for the fiscal year ended December 31, 2008 and Preliminary Information Statement on Schedule 14C filed on April 13, 2009 and April 22, 2009 respectively.

The undersigned acknowledges that:

a. the Company is responsible for the adequacy and accuracy of disclosure in the filing;

b. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

Aaron Whiteman, President

AMENDMENT NO. 1 TO
INFORMATION STATEMENT PURSUANT TO
SECTION 14(C) OF THE SECURITIES EXCHANGE ACT OF 1934

Check the appropriate box:

[X] Preliminary information statement
[ ] Confidential for use of the Commission only (as permitted by Rule 14c-5(d)(2)
[ ] Definitive Information Statement

KINDER TRAVEL INC.

(Name of registrant as specified in its charter)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required
[ ] Fee computed on table below per Exchnage Act Rule 14c-5(G) AND 0-11
(i) Title of each class of securities to which transaction applies: ________
(ii) Aggregate number of securities to which transaction applies: _______
(iii) Per unit price of other underlying value of transaction computed pursuant to Exchange Act Rule 0-11. (Sec forth the amount on which the filing is calculated and state how it was determined):__________
(iv) Proposed maximum aggregate value of transaction:_______
(v) Total fee paid: _____
[ ] Fee paid previously with preliminary materials
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number of the form or schedule and the date of its filing.
(i) Amount previously paid:______
(ii) Form, schedule or registration statement no.:_______
(iii) Filing party:__________
(iv) Date filed:___________

KINDER TRAVEL INC.

Nevada	00-52703	20-4939361
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1461 A. First Avenue, #360
New York, NY — 10021-2209
(Address of principal executive offices) (Zip Code)

(646) 845-1920
Registrant's telephone number, including area code

KINDER TRAVEL INC.

INFORMATION STATEMENT
DATED APRIL 22, 2009

GENERAL

This Information Statement is being circulated to the shareholders of Kinder Travel Inc., a Nevada corporation (the "Corporation") in connection with the taking corporate action without a meeting upon the written consent dated April 21, 2009 (the "Written Consent") of the holders of a majority of the outstanding shares of the Corporation's $0.001 par value common stock (the "Common Stock"). The names of the shareholders who signed the Written Consent (the "Consenting Holders") and their respective equity ownership of the Corporation is as follows: (i) Global Developments Inc. holding of record 876,000 shares of Common Stock (33.06%); (ii) Mardan Consulting Inc. holding of record 279,784 shares of Common Stock (10.56%); (iii) Curt Lehner holding of record 109,216 shares of Common Stock (4.12%); and Lisa Lehner holding of record 105,000 shares of Common Stock (3.96%).

As more completely described below, the matters upon which action is proposed to be taken is to: (i) approve the divesture and sale of the Corporation's travel related products and assets in accordance with the terms and provisions of that certain asset purchase agreement dated April 20, 2009 between the Corporation and Dirk Holzhauer, a Director and former Officer of the Corporation (the "Asset Purchase Agreement"); (ii) approve a proposed amendment (the "Name Change Amendment") to the Corporation's Articles of Incorporation, as amended (the "Articles of Incorporation") to effectuate a proposed change in the name of the Corporation (the "Name Change") to Genova Biotherapeutics Inc.; (iii) approve a proposed amendment (the "Change in Capital Structure Amendment") to the Corporation's Articles of Incorporation to amend the authorized capital structure of the Corporation from 65,000,000 shares of common stock with a par value of $0.001 per share to 1,000,000,000 shares of common stock with a par value $0.00001 per share; and (iv) to approve and ratify the appointment of the current members of the Board of Directors of the Corporation and to duly appoint Hyunho Jin as a member of the board of Directors to serve until his successor is duly appointed.

The above actions were approved by our Board and the Consenting Holders on April 20, 2009 and April 21, 2009 respectively. Accordingly, we have secured the necessary authorization for the above actions.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED TO NOT SEND US A PROXY.

This Information Statement is being first sent or given to security holders on approximately ~~May 4~~June15, 2009.

VOTING SECURITIES AND VOTE REQUIRED

On April 20, 2009, the Board of Directors authorized and approved, subject to shareholder approval, the corporate actions, which the Board of Directors deemed to be in the best interests of the Corporation and its shareholders. The Board of Directors further authorized the preparation and circulation of this information statement and a shareholders' consent to the holders of a majority of the outstanding shares of the Corporation's Common Stock.

There are currently 2,650,000 shares of the Corporation's Common Stock outstanding, and each share of Common Stock is entitled to one vote. The Written Consent of ten (10) or less shareholders of the Corporation holding at least 1,325,001 shares of the Common Stock issued and outstanding was necessary to approve the matters being considered. The record date for determining shareholders entitled to vote or give Written Consent is April 20, 2009 (the "Record Date"). Except for the Common Stock there is no other class of voting securities outstanding at this date.

The matter upon which action is proposed to be taken is: (i) the Asset Purchase Agreement; (ii) the Name Change Amendment to the Corporation's Articles of Incorporation to effectuate the Name Change; (iii) the Change in Capital Structure Amendment to the Corporation's Articles of Incorporation to effectuate the increase in authorized capital to 1,000,000,000 shares of Common Stock and amend the Par Value to $0.00001 per share; and (iv) approve and ratify the appointment of the current members of the Board of Directors of the Corporation and to duly appoint Hyunho Jin as a member of the board of Directors to serve until his successor is duly appointed.

The cost of this Information Statement, consisting of printing, handling and mailing of the Information Statement and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding the Information Statement to the beneficial owners of the shares of Common Stock, will be paid by the Corporation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

All of our directors hold office until the next annual general meeting of the shareholders or until their successors are elected and qualified. Our officers are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal.

Our directors and executive officers, their ages, positions held are as follows:

Name	Age	Postion
Aaron Whiteman	35	President, Treasurer and Director
John Savin	51	Vice President
Hyunho Jin	35	Secretary
Dirk Holzhauer	41	Director

Business Experience

Aaron Whiteman – Mr. Aaron Whiteman holds a Bachelors of Law Degree from Oxford University and an MBA from the London School of Economics. Most recently, he served as a vice president of Reliance Biotech, an Indian medical research company, responsible for business development and expansion into the European, Middle Eastern, and African regions. Prior to that, from May 2002 through May 2007, Aaron Whiteman was a vice president of Viranative AB, where he was responsible for promotion of the company's products to strategic partners in the Sub-Saharan region. During his tenure, he successfully secured licensing agreements and commercial alliances with pharmaceutical giants Pharmacia (Upjohn), Astra Zeneca, and Glaxo Smith Kline. He has also held various executive, board, and advisory positions in the telecommunications industry.

John Savin – Dr. Savin was the chief executive officer of Physiomics plc, a cancer research and simulation company he founded in 2001, that was quoted on the London Alternative Investment Market in 2004. As the chief executive officer, Dr. Savin created a multi-disciplinary R&D team, raised equity funding, marketed to major pharmaceutical and biotech companies in Europe and USA, developed sales pipelines, and established a global marketing and technology strategic alliance with Bayer AG. He left Physiomics in 2006 to found Wendover Technology which provides consulting services to the biotechnology industry. Wendover Technology services include investment reports, due diligence on mergers and acquisitions, strategic planning, project management, and negotiating licensing agreements. Prior to Physiomics, Dr Savin was a top-rated investment analyst in the pharmaceutical and biotech sector in London. He has also worked as a high-level consultant and has an industry background in international marketing of life science products and DNA diagnostics. Dr. Savin was awarded a Ph.D. in organic chemistry from Nottingham University and has an MBA with a distinction in international business and corporate strategy. He has been a director of various companies including Biotechconvergence, Wendover Technology, Zetagen and Greig Middleton & Co.

Hyunho Jin – Following three years of compulsory military service, Mr. Hyunho Jin attended Youngjin College in Seoul, Korea where he received a management diploma. He was hired by the Hansung office of BTM Services Corp., a management consulting company, where he was responsible for business development of their regional office. He held that position for two years before being moved, in May 2000, to the Bohun office, where he is responsible for international business development, specifically expansion into South East Asia. Mr. Hyunho Jin continues to be employed with BTM Service Corp. but provides executive services to Kinder Travel Inc. on a part-time, as-needed basis since April 2009.

Hyunho Jin – Following three years of compulsory military service, Mr. Hyunho Jin attended Youngjin College in Seoul, Korea where he received a management diploma. He was hired by the Hansung office of BTM Services Corp., a management consulting company, where he was responsible for business development of their regional office. He held that position for two years before being moved, in May 2000, to the Bohun office, where he was responsible for international business development, specifically expansion into South East Asia.

Dirk Holzhauer – Mr. Holzhauer is a citizen of Germany and a resident of Canada. After completing two years of service in the German army, Mr. Holzhauer attended Werner-von-Siemenns-Berufskolleg in Cologne where he received a Bachelors Degree in Business Economics. This was followed by several business ventures in Germany before he emigrated to Canada in 1996. Since then he has served as an officer and director of both public and private companies in the United States and Canada. In July 2001, he began working for Yaletown Travel in Vancouver, BC and remained there until December 2005 when he became one of the founding officers, directors, and shareholders of Kinder Travel Inc. In April 2009, he resigned as an officer of Kinder Travel Inc. but continues to serve on its Board of Directors.

After completing two years of service in the German army, Mr. Holzhauer attended Werner von Siemenns-Berufskolleg in Cologne where he received a Bachelors Degree in Business Economics. Mr. Clausner graduated in 1984 from the University of Calgary with a B.Sc. Degree in Mechanical Engineering. He is a member of APEGGA, SPE and CIM. This was followed by several business ventures in Germany before he emigrated to Canada in 1996. Since then he has served as an officer and director of both public and private companies in the United States and Canada, including his position as founding officer, director, and shareholder of Kinder Travel Inc. since 2005. Mr. Holzhauer is a citizen of Germany and a resident of Canada.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

As of the date of this Information Statement, the following table sets forth certain information with respect to the beneficial ownership of shares of Common stock of the Corporation by each stockholder known by the Corporation to be the beneficial owner of more than 5% of the Corporation's shares of Common Stock and by each of the Corporation's current directors and executive officers. Each person has sole voting and investment power with respect to the shares of Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated. As of the date of this Information Statement, there are 2,650,000 shares of Common Stock issued and outstanding.

Directors and Officers:	No. of Shares	% Shareholders
Dirk Holzhauer 6988 – 179 Street Surrey, BC CA V3S7V1	400,000	15.1%
Aaron Whiteman Folkungagatan 49 11622 Stockholm, SE	-0-	0%
John Savin 8 Walnut Drive Wendover, Bucks, GB HP226RT	-0-	0%
Hyunho Jin Hyesungvilrat 105DOND 101HO Bangsungri Baeksuk Yangju Kyoungkido, KR 482-833	-0-	0%
Beneficial Owners:		
Mardan Consulting Inc.[(1)] 1960 – 143 Street Surrey, BC CA V4A 7Z2	279,784	10.6%
Global Developments Inc.[(2)] 1960 – 143 Street Surrey, BC CA V4A 7Z2	876,000[(3)]	33.1%
All executive officers and directors as a group (4 persons)	400,000	15.1%

(1) Daniel L. Baxter indirectly controls the shares of Common Stock held by Mardan Consulting Inc. by virtue of his beneficial ownership of Mardan Consulting Inc.
(2) Daniel L. Baxter indirectly controls the shares of Common Stock held by Global Developments Inc. by virtue of being the sole officer and director of Global Developments Inc.
(3) Includes 250,000 shares held in escrow for, but not yet transferred to, Phoinos Oxford Lifesciences Limited. Voting rights have been assigned to Global Developments Inc. pursuant to the Asset Purchase Agreement dated April 15, 2009 attached as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2009.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding as of the date of this Information Statement.

As of the date of this Information Statement, the following table sets forth certain information with respect to the beneficial ownership of shares of Common stock of the Corporation by each stockholder known by the Corporation to be the beneficial owner of more than 5% of the Corporation's shares of Common Stock and by each of the Corporation's current directors and executive officers. Each person has sole voting and investment power with respect to the shares of Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated. As of the date of this Information Statement, there are 2,650,000 shares of Common Stock issued and outstanding.

~~**Directors and Officers:**~~		
~~Dirk Holzhauer~~ ~~6988 – 179 Street~~ ~~Surrey, BC CA V3S7V1~~	~~400,000~~	~~15.1%~~
~~Aaron Whiteman~~ ~~Folkungagatan 49~~ ~~11622 Stockholm, SE~~	~~-0-~~	~~0%~~
~~John Savin~~ ~~8 Walnut Drive~~ ~~Wendover, Bucks, GB HP226RT~~	~~-0-~~	~~0%~~
~~Hyunho Jin~~ ~~Hyosungvilrat 105DOND 101HO~~ ~~Bangsungri Baeksuk Yangju~~ ~~Kyoungkido, KR 482-833~~	~~-0-~~	~~0%~~
~~**Beneficial Owners:**~~		
~~Mardan Consulting Inc.~~ ~~1960 – 143 Street~~ ~~Surrey, BC CA V4A 7Z2~~	~~279,784~~	~~10.6%~~
~~Global Developments Inc.~~ ~~1960 – 143 Street~~ ~~Surrey, BC CA V4A 7Z2~~	~~876,000~~	~~33.1%~~
~~All executive officers and directors as a group (4 persons)~~	~~400,000~~	~~15.1%~~

~~Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding as of the date of this Information Statement. As of the date of this Information Statement, there are 2,650,000 shares issued and outstanding.~~

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to the Corporation's President/Chief Executive Officer during fiscal years ended March 31, 2008, March 31, 2007 and March 31, 2006 (the "Named Executive Officer"):

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($)* (c)	Bonus ($) (d)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)	Total[1] ($) (j)

(e)	(f)	(g)		(i)	
Dirk Holzhauer, CEO, CFO & Director	2008 2007	49,443 36,451	0 0	0 0	0 0	0 0	0 0	0 0	0 0
Martha Jimenez, CEO, CFO and Director	2008	0	0	0	0	0	0	0	0
Daniel L. Baxter, CEO, CFO and Director	2008 2007	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

*This represents management fees and/or salary paid during 2007 & 2008 to Dirk Holzhauer.

Narrative Disclosure to Summary Compensation Table

On September 2, 2008, Mssrs. Baxter and Holzhauer resigned from all positions with the Company.

On September 2, 2008, Ms. Martha Jimenez was appointed as the sole officer and director of the Company.

On September 16, 2008, Ms. Jimenez resigned from all positions with the Company.

On September 16, 2008, Mr. Holzhauer was appointed as the sole officer and director of the Company.

COMPENSATION OF DIRECTORS

The table below summarizes all compensation awarded to, earned by, or paid to our Directors for all services rendered in all capacities to us for the fiscal periods indicated.

Name (a)	Fees Earned or Paid in Cash (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (j)
Dirk Holzhauer	0	0	0	0	0	0	0
Martha Jimenez	0	0	0	0	0	0	0
Daniel Baxter	0	0	0	0	0	0	0

(1) Reflects dollar amount expensed by the company during applicable fiscal year for financial statement reporting purposes pursuant to FAS 123R. FAS 123R requires the Company to determine the overall value of the options as of the date of grant based upon the Black-Scholes method of valuation, and to then expense that value over the service period over which the options become exercisable (vest). As a general rule, for time-in-service-based options, the Company will immediately expense any option or portion thereof which is vested upon grant, while expensing the balance on a pro rata basis over the remaining vesting term of the option. For a description FAS 123 R and the assumptions used in determining the value of the options under the Black-Scholes model of valuation, see the notes to the consolidated financial statements included with this Information Statement.

(2) Excludes awards or earnings reported in preceding columns.

(3) Includes all other compensation not reported in the preceding columns, including (i) perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is less than $10,000; (ii) any "gross-ups" or other amounts reimbursed during the fiscal year for the payment of taxes; (iii) discounts from market price with respect to securities purchased from the company except to the extent available generally to all security holders or to all salaried employees; (iv) any amounts paid or accrued in connection with any termination (including without limitation through retirement, resignation, severance or constructive termination, including change of responsibilities) or change in control; (v) contributions to vested and unvested defined contribution plans; (vi) any insurance premiums paid by, or on behalf of, the Corporation relating to life insurance for the benefit of the director; (vii) any consulting fees earned, or paid or payable; (viii) any annual costs of payments and promises of payments pursuant to a director legacy program and similar charitable awards program; and (ix) any dividends or other earnings paid on stock or option awards that are not factored into the grant date fair value required to be reported in a preceding column.

Narrative to Director Compensation Table

Directors serve without compensation and there are no standard or other arrangements for their compensation. There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Corporation with respect to any Director that would result in payments to such person because of his or her resignation with the Corporation, or its subsidiaries, in the event of any change in control of the Corporation. There are no agreements or understandings for any Director to resign at the request of another person. None of our Directors or executive officers acts or will act on behalf of or at the direction of any other person.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2008

There were no option exercises or stock vested in 2008.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act 1934, as amended, requires the Corporation's directors and officers, and the persons who beneficially own more than ten percent of the Corporation's shares of Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Copies of all filed reports are required to be furnished to the Corporation pursuant to Rule 16a-3 promulgated under the Exchange Act. Based solely on the reports received by the Corporation and on the representations of the reporting persons, the Corporation believes that these persons have complied with all applicable filing requirements during the fiscal year ended December 31, 2008.

INTEREST OF CERTAIN PERSONS IN OR OPPOSITION TO MATTERS TO BE ACTED UPON

As of the date of this Information Statement, there are no persons identified by management of the Corporation who have an interest in the matters to be acted upon, with the sole exception of Dirk Holzhauer, a current director and shareholder of the Company, in relation to the Approval of the Asset Purchase Agreement only. For this reason, Mr. Holzhauer has agreed to abstain from providing a Written Consent on this matter.

As of the date of this Information Statement there are no persons who have been a director or officer of the Corporation since the beginning of the last fiscal year, or are currently a director or officer of the Corporation, that oppose any action to be taken by the Corporation.

I

APPROVAL OF ASSET PURCHASE AGREEMENT

The Board of Directors has been involved in substantial negotiations relating to the acquisition of certain medical patents and a change in the overall nature of the Corporation's general business operations. Furthermore, the

Board of Directors of the Corporation has been engaged in discussions and negotiations regarding further strategic business operational planning pertaining to a divesture of the Corporation's travel related products and assets including, but not limited to, cash, receivables, suppliers list, customer and vendor lists, records, tradename, trademark and trade secrets, trade practices, goodwill, clients, equipment, furniture, machinery, fixtures, supplies, inventory, existing contracts and tangible personal property (collectively, the "Assets").

Acquisition of Medical Patents

Since the Corporation was incurring continued losses in the travel industry, the Board of Directors decided it was in the best interests of the Corporation to pursue other business opportunities.

Medical research for cancer treatments is the largest disease market growing at a rate of 20% per annum. Prostate cancer is the largest of all the cancer market segments and breast cancer is second. So, through his past contacts in the bio-medical industry, the President of the Corporation initiated negotiations with Phoinos Oxford Lifesciences Limited, a company incorporated under the laws of the Federation of St. Kitts & Nevis ("Phoinos"), for the purchase of medical patents for the treatment of prostate and breast cancers.

On April 15, 2009, the Corporation entered into an agreement with Phoinos, subject to further due diligence by both parties, for the purchase of three (3) patents filed in Denmark and the United Kingdom. On April 20, 2009, the due diligence was completed to the satisfaction of both parties and Phoinos and the Company closed the transaction.

A summary of the most material terms of the transaction are as follows:

Item	**Details**	**Cross Reference**
Seller	Phoinos Oxford Lifesciences Limited c/o Global Corporate and Trust Management Ltd. PO Box 555 Hunkins Plaza, Main Street, Charlestown, Nevis, West Indies Tel: (869) 469-2680 Attention: Lars Christiansen, Director	Introductory Page
Patent #1	Use of prostaganin for treatment of prostate cancer - This invention relates to a novel prostate cancer peptide called prostaganin. Prostaganin is a 21-amino compound which is highly active toward both androgen-dependent and androgen-independent human prostate cancer cells. Hence, prostaganin can specifically target prostate cancer cells and accordingly, prostaganin has the potential to cure both primary and methastatic tumors.	Schedule A
Patent #2	Use of tetanolic acid for treatment of breast cancer - This invention relates to a novel lipid designated tetanolic acid which induces the start of cell death and stops the cell cycle progression in breast tumor cells. Thus, tetanolic acid shows the potential for curing breast cancer by stopping cell growth at a very early time stage after detection.	Schedule A

Shareholder approval was not required for the acquisition of the three medical patents and nor were there any federal or state regulatory requirements to be complied with or approvals obtained in connection with the transaction.

Divesture of Travel Business Assets

Since the Corporation was incurring continued losses in the travel industry, the Board of Directors decided it was in the best interests of the Corporation to pursue other business opportunities. Dirk Holzhauer, one of the directors, shareholder, and former officer of the Corporation expressed an interest in acquiring the business assets from the Corporation and operating the business as a private enterprise.

Recognizing that Mr. Holzhauer would not be an arms-length party to the transaction, the Board decided that:

- the Corporation would seek shareholder approval for authorization to divest the Corporation of its travel business and related assets;
- Mr. Holzhauer would refrain from voting his shares in regards to the transaction;
- the value of the business would be based upon the mid-point of two valuation methods, namely the "tangible asset valuation method" and the "industry multiplier valuation method"; and
- the valuation date would be December 31, 2008, the date of the last audited financial statements;

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Based on the valuation methods, the Board of Directors has determined that a fair price for the Assets is USD 57,489. It was further agreed that purchase price shall be paid by Mr. Holzhauer by retiring 191,631 shares of common stock of which he is the beneficial owner. This was determined to be fair consideration based on the market value of the Corporation's shares of common stock which lasted traded on October 8, 2008 on the Over the Counter Bulletin Board at USD 0.30 per share.

The Board of Directors has reviewed and approved and authorized the execution of that certain asset purchase agreement dated April 20, 2009 (the "Holzhauer Asset Purchase Agreement") between the Corporation and Dirk Holzhauer, a Shareholder, Director and former Officer of the Corporation ("Holzhauer").

A summary of the most material terms of the transaction are as follows:

Item	Details	Cross Reference
Buyer	Dirk Holzhauer 6988 179 Street Surrey, BC Canada V3S 7V1 Tel: 604-514-1962	Introductory Page
Assets to be acquired	All travel related assets including, but not limited to, cash, receivables, suppliers list, customer and vendor lists, records, trade name, trademark and trade secrets, trade practices, goodwill, clients, equipment, furniture, machinery, fixtures, supplies, inventory, existing contracts and tangible personal property	Paragraph 2
Liabilities to be acquired	All travel related liabilities including, but not limited to, payables, long term debt, shareholder loans payable to Dirk Holzhauer	Paragraph 3
Assets and liabilities not included	All non travel related transactions, namely prepaid expenses or accrued liabilities related to regulatory filings, medical patents and any shareholder loans payable to shareholders other than Dirk Holzhauer	Paragraph 3

Purchase Price	USD 57,489	Paragraph 4
Payment	191,631 restricted shares of common stock of Kinder Travel Inc.	Paragraph 4
Terms	Shares to be retired to treasury at Closing	Paragraph 4

The above table provides the essential features of the transaction. The above cross references are the relevant sections of the asset purchase agreement filed in its entirety as Exhibit 10.1 with our Current Report on Form 8-K filed with the SEC on April 21, 2009.

PROFORMA FINANCIAL INFORMATION

The historical results of the Travel Business will be reclassified as discontinued operations in the Company's financial statements. The effects of this transaction on the Corporation's Balance Sheets are as follows:

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Balance Sheets
As Filed with the SEC
(In Canadian Dollars)

		March 31, 2009		December 31, 2008
ASSETS				
Current Assets				
Cash	$	19,451	$	21,220
Accounts receivable, net of allowance for doubtful accounts		11,329		-
Prepaid Expenses		5,644		-
Total Current Assets	$	36,424	$	21,220
Other Assets				
Vehicles and Equipment, net of accumulated depreciation	$	19,212	$	21,957
Website, net of accumulated amortization		1,185		1,777
Travel Agency Bond		15,000		15,000
Total Other Assets		35,396		38,734
TOTAL ASSETS	$	71,821	$	59,954
LIABILITIES				
Current Liabilities				
Accounts payable	$	42,785	$	37,157
Accrued liabilities		3,711		4,286
Payroll Liabilities		2,532		2,085
Sales Tax Payable		444		105
Customer Prepayments		0		310
Shareholders' Loans		35,143		31,273
Current Portion of long-term debt		1,158		1,136
Total Current Liabilities	$	85,774	$	76,352
Long Term Liabilities				
Loan payable		18,983		19,282
Total Long Term Liabilities		18,983		19,282
TOTAL LIABILITIES	$	104,758	$	95,634
STOCKHOLDERS' EQUITY (DEFICIT)				
Capital Stock				
Preferred Stock				
Authorized: 10,000,000 shares with $0.001 par value. Issued: Nil		-		-
Common Stock				
Authorized: 65,000,000 common shares with $0.001 par value Issued: 2,400,000		2,691		2,691
Additional paid-in capital		130,764		130,109

Accumulated Other Comprehensive Income	(759)	(855)
Retained Earnings	(165,633)	(167,625)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(32,937)	(35,680)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 71,821	$ 59,954

Proforma Balance Sheets

Giving Effect to the Disposal of the Travel Business

(In Canadian Dollars)

	March 31, 2009	December 31, 2008
ASSETS		
Current Assets		
Cash	-	-
Prepaid Expenses[(1)]	5,644	-
Total Current Assets	5,644	-
Net Assets of Discontinued Operations	66,177	59,954
TOTAL ASSETS	$ 71,821	$ 59,954
LIABILITIES		
Current Liabilities		
Accounts payable[(2)]	$ 13,112	$ 14,077
Accrued liabilities[(3)]	3,711	4,286
Shareholders' Loans[(4)]	30,733	18,119
Total Current Liabilities	47,557	36,482
Net Liabilities of Discontinued Operations	57,200	59,152
TOTAL LIABILITIES	104,758	95,634
STOCKHOLDERS' DEFICIT		
Capital Stock		
Preferred Stock		
Authorized: 10,000,000 shares with $0.001 par value, Issued: Nil	-	-
Common Stock		
Authorized: 65,000,000 common shares with $0.001 par value		
Issued: 2,400,000	2,691	2,691
Additional paid-in capital	130,764	130,109
Accumulated Other Comprehensive Income	(759)	(855)
Retained Earnings	(165,633)	(167,625)
TOTAL STOCKHOLDERS' DEFICIT	(32,937)	(35,680)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 71,821	$ 59,954

Notes:

(1) The Prepaid Expenses were legal fees related to the Company's regulatory filings and not directly related to the operation of the Travel Business. All other assets are directly related to the Travel Business

(2) The Corporation has retained the Accounts Payable portion of legal and accounting fees related to regulatory filings as well as fees owing to the Company's transfer agent

(3) The Corporation has retained the Accrued Liabilities as they are for legal and accounting fees related to regulatory filings

(4) The Corporation has disposed of Shareholder Loans owing to Dirk Holzhauer and retained all others

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The effects of this transaction on the Corporation's Statements of Operations are as follows:

Statements of Operations
As Filed with the SEC
(In Canadian Dollars)

	For the Three Months Ended March 31, 2009	For the Year Ended December 31, 2008
Sales	$ 66,849	$ 191,878
Cost of Sales	32,966	54,619
Gross Margin	33,883	137,260
General and Administrative Expenses		
Automobile Expense	3,881	14,647
Depreciation and Amortization	3,337	4,900
General and Administrative	7,052	62,910
Payroll Expenses	12,945	86,246
Professional Fees	4,675	13,853
Total Expenses	31,891	182,556
Profit (Loss) from Operations	1,992	(45,296)
Provision for Income Tax	0	0
Net Profit (Loss)	$ 1,992	$ (45,296)
Comprehensive Income(Loss)		
Net Profit (Loss)	1,992	(45,296)
Foreign currency translation adjustment	96	(1,608)
Total Comprehensive Income(Loss)	$ 2,088	$ (46,904)

Statements of Operations
Giving Effect to the Disposal of the Travel Business
(In Canadian Dollars)

(1)	For the Three Months Ended March 31, 2009	For the Year Ended December 31, 2008
General and Administrative Expenses		
Transfer Agent Fees[2]	$ 518	$ 8,549
Professional Fees[3]	4,406	7,932
Total Expenses	4,924	16,481
Profit (Loss) from Operations	(4,924)	(16,481)
Profit (Loss) - Discontinued Operations	6,916	(28,814)
Net Profit (Loss)	1,992	(45,296)
Comprehensive Income(Loss)		
Net Profit (Loss)	1,992	(45,296)
Foreign currency translation adjustment	96	(1,608)
Total Comprehensive Income(Loss)	$ 2,088	$ (46,904)

Notes:
(1) All sales were derived from the Travel Business and have therefore been removed in these Proforma Statements of Operations
(2) All General and Administrative Expenses, with the exception of fees to the Company's Transfer Agent, were related to the Travel Business
(3) This portion of Professional Fees was related to the Corporation's regulatory filings. The balance was related to the Travel Business

The Corporation is reviewing the potential tax consequences of this transaction which may affect the Corporation's ability to use its existing loss carry forward to offset the income taxes owing on future earnings. These proforma financial statements do not include any adjustments that might result from these consequences.

There is no change to the rights of security holders a result of the divesture of the travel related assets. There are no federal or state regulatory requirements to be complied with or approvals obtained in connection with the transaction.

The Nevada Revised Statutes, as amended, does not provide for dissenter's rights of appraisal in connection with the proposed action.

BOARD AND SHAREHOLDER APPROVAL

Based upon review of a wide variety of factors considered in connection with its evaluation of the Holzhauer Asset Purchase Agreement, the Board of Directors of the Corporation believes that it would be in the best interests of the Corporation and its shareholders to approve and ratify the execution of the Holzhauer Asset Purchase Agreement. The Holzhauer Asset Purchase Agreement was approved by our Board and by the Consenting Holders on April 20, 2009 and April 21, 2009 respectively. Only 1,325,001 votes are required for

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approval of the transaction (50% + 1) and the Consenting Holders represent 1,370,000 votes (51.7%). Therefore, we have secured the necessary authorization for the Holzhauer Asset Purchase Agreement.

The Board of Directors has been involved in substantial negotiations relating to the acquisition of certain medical patents and a change in the overall nature of the Corporation's general business operations. Furthermore, the Board of Directors of the Corporation has been engaged in discussions and negotiations regarding further strategic business operational planning pertaining to a divesture of the Corporation's travel related products and assets including, but not limited to, suppliers list, customer and vendor lists, records, tradename, trademark and trade secrets, trade practices, goodwill, clients, equipment, furniture, machinery, fixtures, supplies, inventory, existing contracts and tangible personal property (collectively, the "Assets").

The Board of Directors has engaged in several analysis regarding the fair market value of the Corporation's Assets based primarily upon a consideration of two valuations of a business using the "tangible asset valuation method" and the "industry multiplier valuation method" in connection with the offer and sale of its Assets, and has determined that the Board of Directors should have authorization to divest the Corporation of its travel business and related Assets. The Board of Directors has determined that the Corporation's Assets are valued at approximately USD 57,489 and the market value of the Corporation's shares of common stock trading on the Over the Counter Bulletin Board is approximately $0.30 per share as of October 8, 2008.

The Board of Directors has reviewed and approved and authorized the execution of that certain asset purchase agreement dated April 20, 2009 (the "Holzhauer Asset Purchase Agreement") between the Corporation and Dirk Holzhauer, a Shareholder, Director and former Officer of the Corporation ("Holzhauer").

BOARD AND SHAREHOLDER APPROVAL

Based upon review of a wide variety of factors considered in connection with its evaluation of the Holzhauer Asset Purchase Agreement, the Board of Directors of the Corporation believes that it would be in the best interests of the Corporation and its shareholders to approve and ratify the execution of the Holzhauer Asset Purchase Agreement. The Asset Purchase Agreement was approved by our Board and the Consenting Holders on April 20, 2009 and April 21, 2009 respectively. Accordingly, we have secured the necessary authorization for the Asset Purchase Agreement.

II

APPROVAL OF AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO EFFECTUATE A CHANGE IN NAME OF THE COMPANY

In accordance with the decision by the Board of Directors of the Corporation to effectuate a change in the nature of the Corporation's business operations, the Board of Directors has determined at this time that it may be in the best interests of the Corporation and its Shareholders to seek approval for a Name Change of the Corporation, and corresponding Amendment to the Articles of the Corporation, to "Genova Biotherapeutics Inc.".

The objective of the proposed change in corporate name of the Corporation is deemed necessary to more accurately reflect the proposed business activities of the Corporation in its name. The Corporation believes that a name change will better communicate to the public the Corporation's proposed and future nature of business operations.

The Board of Directors approved a resolution on April 20, 2009 to amend the Corporation's Articles of Incorporation in accordance with the Name Change, subject to Shareholder approval pursuant to Written Consent. By approving this proposal, the Shareholders will authorize the Board of Directors to amend the Corporation's Articles of Incorporation to "Genova Biotherapeutics Inc.". The amendment presently embodies Article First changing the text to:

"The name of the corporation is Genova Biotherapeutics Inc."

After any Name Change it is anticipated that the Corporation's trading symbol for the OTC Bulletin Board will be changed. Management expects formal implementation of the proposed Name Change with the Nevada Secretary of State to be completed as soon as practicable after the effective date of the approval by the Shareholders pursuant to Written Consent and the corresponding decision by the Board of Directors of the Company to effectuate any such Name Change.

BOARD AND SHAREHOLDER APPROVAL

Based upon review of a wide variety of factors considered in connection with its evaluation of the Name Change, the Board of Directors of the Corporation believes that it would be in the best interests of the Corporation and its shareholders to effectuate the Name Change. The Name Change was approved by our Board and the Consenting Holders on April 20, 2009 and April 21, 2009 respectively. Accordingly, we have secured the necessary authorization for the Name Change.

III

APPROVAL OF AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO CHANGE THE CAPITAL STRUCTURE OF THE COMPANY

In accordance with the decision by the Board of Directors of the Corporation to effectuate a change in the nature of the Corporation's business operations, the Board of Directors has determined at this time that it may be in the best interests of the Corporation and its Shareholders to seek approval for an increase in the authorized capital structure of the Corporation from 65,000,000 shares of common stock with a par value of $0.001 to 1,000,000,000 shares of common stock with a par value of $0.00001 per share (the "Change in Capital Structure Amendment")

The objective of the proposed change in the authorized capital structure of the Corporation is to allow for future issuances of common stock of the Corporation in accordance with forward stock splits, proposed equity financings, debt settlement, and contractual provisions. Moreover, based upon the Corporation's historical losses from operations, the Corporation will require additional funding in the future. If the Corporation cannot obtain capital through private offerings and financings or otherwise, its ability to execute developmental plans will be greatly limited. The Corporation's current developmental plans require it to make capital expenditures for the development, implementation and marketing of the three Patents. Historically, the Corporation has funded its operations through the issuance of equity. It's potential future cash flow and availability of financing may be subject to the appeal of private offerings, including the market prices of its common stock. Further, debt financing, if utilized, could lead to a diversion of cash flow to satisfy debt-servicing obligations and create restrictions on business operations.

-The Board of Directors believes that an increase in the authorized capital structure will increase the marketability and liquidity of the Corporation in the future. The newly authorized shares of common stock will be available for issuance at the discretion and approval of the Corporation's Board of Directors, without any further sharehold action. Since the Board of Direcgors will have the authority to issue additional shares of the Corporation's common stock to provide additional financing in the future, the issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Corporation's common stock. If the Corporation does issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other stockholders. As a result of such dilution, a shareholder's proportionate ownership interest and voting power will be decreased accordingly. Further, any such issuances could result in a change of control. As at the date of this Information Statement, the Board of Directors does not anticipate any immediate issuance of shares of common stock.

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Lastly, an increase in the Corporation's authorized capital could provide potential anti-takeover defenses, such as the "poison pill" or "golden parachute" defense. A "poison pill" defense may include adoption of a shareholder rights plan pursuant to which holders of common stock would receive one right for each share held allowing them an option to buy more shares of common stock. In the event a suitor company makes an unwelcome bid, the rights can begin trading trading separate from the shares. If the takeover bid is successful, the shareholder rights may be exercised to purchase shares at a discount from the going market price. All the shareholder except the acquirer can exercise their rights to purchase shares at a discount. This results in a significant dilution in the share hodlers of the acquirer. A "golden parachute" defense may include provisions in stock option plans or employment agreements, which are triggered when there is a substantial change in the control of the corporation.

The Board of Directors approved a resolution on April 20, 2009 to amend the Corporation's Articles of Incorporation in accordance with the Change in Capital Structure Amendment, subject to Shareholder approval pursuant to Written Consent. By approving this proposal, the Shareholders will authorize the Board of Directors to amend the Corporation's Articles of Incorporation to increase the authorized capital structure of the Corporation from 65,000,000 shares of common stock, par value $0.001 to 1,000,000,000 shares of common stock, par value $0.00001. The Change in Capital Structure Amendment embodies Article Second changing the text to:

> "The shares that the Corporation shall have authority to issue is 1,000,000,000 shares of common stock, par value $0.00001."

Management expects formal implementation of the proposed Increase in Authorized Capital Amendment with the Nevada Secretary of State to be completed as soon as practicable after the effective date of the approval by the Shareholders pursuant to Written Consent and the corresponding decision by the Board of Directors of the Company to effectuate any such Increase in Authorized Capital Amendment.

BOARD AND SHAREHOLDER APPROVAL

Based upon review of a wide variety of factors considered in connection with its evaluation of the Change in Capital Structure Amendment, the Board of Directors of the Corporation believes that it would be in the best interests of the Corporation and its shareholders to effectuate the Change in Capital Structure Amendment. The Change of Capital Structure Amendment was approved by our Board and the Consenting Holders on April 20, 2009 and April 21, 2009 respectively. Accordingly, we have secured the necessary authorization for this Amendment.

IV

APPROVAL OF APPOINTMENT OF MEMBER TO BOARD OF DIRECTORS AND RATIFICATION OF APPOINTMENT OF EXISTING MEMBERS

The Corporation's directors are elected annually to serve until the next annual meeting of shareholders or until their successors shall have been elected and qualified. The Corporation's bylaws provide that the number of directors of the Crporation shall consist of at least one (1) but no more than nine (9) persons. The number of directors presently authorized by resolution of the Board of Directors is two (2). The following individual is proposed for appointment as a director of the Corporation.

Hyunho Jin – Following three years of compulsory military service, Mr. Hyunho Jin attended Youngjin College in Seoul, Korea where he received a management diploma. He was hired by the Hansung office of BTM Services Corp., a management consulting company, where he was responsible for business development of their regional office. He held that position for two years before being moved, in May 2000, to the Bohun office, where he is responsible for international business development, specifically expansion into South East Asia. Mr. Hyunho Jin continues to be employed with BTM Service Corp. but provides executive services to Kinder Travel Inc. on a part-time, as-needed basis since April 2009.
~~Following three years of compulsory military service, Mr. Hyunho Jin attended Youngjin College in Seoul, Korea where he received a management diploma. He was hired by the Hansung office of BTM Services Corp., a management consulting company, where he was responsible for business development of their regional office. He held that position for two years before being moved, in May 2000, to the Bohun office, where he was responsible for international business development, specifically expansion into South East Asia.~~

As of the date of this Information Statement, no director or executive officer of the Corporation is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange

Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

BOARD AND SHAREHOLDER APPROVAL

The appointment of Hyunho Jin as a member of the Board of Directors and ratification of the existing members to the Board of Directors was approved by our Board and the Consenting Holders on April 20, 2009 and April 21, 2009 respectively. Accordingly, we have secured the necessary authorization for these appointments.

PROPOSALS BY SECURITY HOLDERS

The Board of Directors does not know of any matters that are to be presented to the Shareholders for their approval and consent pursuant to the Written Consent of Shareholders other than those referred to in this Information Statement. If any Shareholder of the Corporation entitled to vote by written authorization or consent wishes to submit a proposal, other than elections to offices, to the Corporation in a reasonable time before the Information Statement is to be transmitted to Shareholders, such proposal must be received at the Corporation's offices, located at 1461 A. First Avenue, Suite 360, New York, New York 10021, Attention: President, not later than May 1, 2009.

DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS

One Information Statement will be delivered to multiple Shareholders sharing an address unless the Corporation receives contrary instructions from one or more of the Shareholders. Upon receipt of such notice, the Corporation will undertake to deliver promptly a separate copy of the Information Statement to the Shareholder at a shared address to which a single copy of the documents was delivered and provide instructions as to how the Shareholder can notify the Corporation that the Shareholder wishes to receive a separate copy of an Information Statement. In the event a Shareholder desires to provide such notice to the Corporation, such notice may be given no later than ~~May 1~~June 15, 2009 by telephoning the Corporation's offices or by mail to 1461 A. First Avenue, Suite 360, New York, NY 10021 - 2209, Attention: President.

FINANCIAL STATEMENTS

Our audited financial statements for fiscal years ended December 31, 2008 and December 31, 2007 are incorporated herein by reference to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 13, 2009.

By Order of the Board of Directors

____

Aaron Whiteman, President

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